                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                       (Amendment No. 7-Final Amendment)
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D/A
                       (Amendment No. 7-Final Amendment)
                   Under the Securities Exchange Act of 1934

                         REGENCY HEALTH SERVICES, INC.
                           (Name of Subject Company)

                            SUNREG ACQUISITION CORP.
                           SUN HEALTHCARE GROUP, INC.
                                   (Bidders)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  758934-10-3
                     (CUSIP Number of Class of Securities)

                              Robert Murphy, Esq.
                           Sun Healthcare Group, Inc.
                                101 Sun Lane NE
                         Albuquerque, New Mexico 87109
                           Telephone:  (505) 821-3355
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                             Michael Kennedy, Esq.
                              Steve Camahort, Esq.
                        Brobeck, Phleger & Harrison LLP
                        One Market - Spear Street Tower
                        San Francisco, California 94105
                           Telephone:  (415) 442-0900

                               Page 1 of 6 Pages

 CUSIP NO.   758934-10-3

      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sunreg Acquisition Corp.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      100%
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON
      CO


                               Page 2 of 6 Pages

 CUSIP NO.   758934-10-3


      NAME OF REPORTING PERSONS:
  1   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
      Sun Healthcare Group, Inc.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF and BK
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  5   2(e) OR 2(f)                                                          [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  [_]
-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      100%
-------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON
      HC
-------------------------------------------------------------------------------

                               Page 3 of 6 Pages

     Amendment No. 7 (Final Amendment) to the Tender Offer Statement on Schedule 14D-1 (the "Statement") and Amendment No. 7 (Final Amendment) to Schedule 13D relating to the offer by Sunreg Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Sun Healthcare Group, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Regency Health Services, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 1, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Statement is hereby amended by adding thereto the following:

     At 12:00 midnight, Eastern Daylight Time, on Tuesday, October 7, 1997, the Offer expired. Based on a preliminary count, 15,736,828 Shares were tendered pursuant to the Offer, of which 693,312 Shares were tendered pursuant to notices of guaranteed delivery. Such Shares (including Shares tendered pursuant to notices of guaranteed delivery) constituted approximately 98.7% of the Shares. On October 8, 1997, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. Subsequently, also on October 8, 1997 (the "Effective Time"), the Merger was consummated. Pursuant to the Merger, Purchaser was merged with an into the Company and Parent became the owner of all of the shares of the Company's common stock outstanding after the Effective Time (consisting of 1,000 shares). Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, or owned by Purchaser, Parent or any direct or indirect subsidiary of Parent or Purchaser, all of which were cancelled without any payment, and any Shares that were held by stockholders who properly demand in writing appraisal for such Shares in accordance with Delaware Law) were cancelled and converted automatically into the right to receive $22.00 per Share in cash, without interest. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) of the Statement is hereby amended by adding thereto the following:

     On October 8, 1997, Parent issued a press release announcing that, at 12:00 midnight, Eastern Daylight Time, on October 7, 1997, the Debt Tender Offer expired. Purchaser has assigned to the Company all of Purchaser's right and obligation to make the Consent Payments and to purchase the Securities tendered pursuant to the Debt Tender Offer and Consent Solicitation. Based on a preliminary count, approximately 99.9% and 100% of the aggregate outstanding principal amount (excluding any Securities owned by the Company or any affiliate of the Company, but including the receipt of notices of guaranteed delivery) of the Senior Securities and the Junior Securities, respectively, were tendered pursuant to the Debt Tender Offer. On October 8, 1997, effective as of 12:01 a.m., all Securities validly tendered and not withdrawn prior to the expiration of the Debt Tender Offer and all Consents validly delivered and not withdrawn prior to the Consent Date, were accepted for payment by the Company. The full text of the press release is set forth in Exhibit (a)(13) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding the following exhibit:

          (a)(13) Press Release issued by Sun Healthcare Group, Inc. on October 8, 1997.


                               Page 4 of 6 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 8, 1997                     SUNREG ACQUISITION CORP.


                                    By:   /s/  Robert D. Woltil
                                        -----------------------
                                      Name:   Robert D. Woltil
                                      Title:  Vice President


                                    SUN HEALTHCARE GROUP, INC.


                                    By:   /s/  Robert D. Woltil
                                        -----------------------
                                      Name:   Robert D. Woltil
                                      Title:  Senior Vice President for
                                              Financial Services & Chief
                                              Financial Officer


                              Page 5 of 6 Pages

                                 EXHIBIT INDEX

 Exhibit
   No.                                     Item
   ---                                     ----
 (a)(13)       Press Release issued by Sun Healthcare Group, Inc. on October
               8, 1997.



                               Page 6 of 6 Pages